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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 19341


                              WILLIAMS-SONOMA, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    969904101
                                 (CUSIP Number)

                                                   With a copy to:
      James A. McMahan                          Joan L. Lesser, Esq.
     2237 Colby Avenue                           Irell & Manella LLP
   Los Angeles, CA 90064                 1800 Avenue of the Stars, Suite 900
     Tel: (310) 473-8411                        Los Angeles, CA 90067
     Fax: (310) 312-1765                         Tel: (310) 277-1010
                                                 Fax: (310) 203-7199
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 21, 1997
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             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of   Pages)
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        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.  969904101                                           PAGE 2 OF 6 PAGES

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        JAMES A. McMAHAN
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
        NOT APPLICABLE                                                 (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
        NOT APPLICABLE
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
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                      7   SOLE VOTING POWER: 3,108,025 SHARES (INCLUDING VESTED
                          OPTIONS TO PURCHASE 21,750 SHARES)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER: 3,108,025 SHARES (INCLUDING
     REPORTING              VESTED OPTIONS TO PURCHASE 21,750 SHARES)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,108,025 SHARES (INCLUDING VESTED OPTIONS TO PURCHASE 21,750 SHARES)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
        NOT APPLICABLE
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        12.1%
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  14  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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                                                            Page 3 of 6 Pages
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ITEM 1.                SECURITY AND ISSUER.

                       Common stock, $.01 par value per share ("Common Stock"), of Williams-Sonoma, Inc. ("the Company").


                       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                               Williams-Sonoma, Inc.
                               3250 Van Ness Avenue
                               San Francisco, CA  94109


ITEM 2.                IDENTITY AND BACKGROUND.

                       (a)     Name:  James A. McMahan


                       (b)     Address of Principal Business Office:

                                      2237 COLBY AVENUE
                                      LOS ANGELES, CA  90064


                       (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                                      PRIVATE INVESTOR


                       (d) During the last five years, Mr. McMahan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                       (e) Mr. McMahan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Mr. McMahan being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                       (f)     Citizenship:

                                      UNITED STATES.




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                                                            Page 4 of 6 Pages
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ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 4.                PURPOSE OF TRANSACTION.

                       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

                       In addition, depending on price, availability, Mr. McMahan's evaluation of the Company and other factors, Mr. McMahan may make purchases of shares of Common Stock in open market or privately negotiated transactions or may alternatively seek to sell his shares of Common Stock in open market or privately negotiated transactions. Mr. McMahan reserves the right to increase or decrease his holdings on such terms and at such times as it may decide.


                       Except as set forth above or in Item 6 of this Schedule 13D, Mr. McMahan has no plans or proposals which relate to or would result in:

                       (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

                       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;


                       (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                       (d) Any change in the present boards of directors or managements of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the boards;




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                                                            Page 5 of 6 Pages
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                       (e)   Any material change in the present capitalization
                             or dividend policy of the Company;

                       (f) Any other material change in the Company's business or corporate structure;

                       (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                       (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                       (j) Any action similar to any of those enumerated above.


ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

                       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                       On November 21, 1997, Mr. McMahan, a director of the Company and a holder of at least 10% of the outstanding shares of Common Stock throughout the Company's history as a publicly-traded entity, donated 304,650 shares of Common Stock to the James A. McMahan and Jacqueline McMahan Charitable Remainder Unitrust. As of January 9, 1998, Mr. McMahan is the beneficial owner of 3,108,025 shares of Common Stock (including vested options to purchase 21,750 shares).


ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

                       None.





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                                                            Page 6 of 6 Pages
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                                    January 30, 1998
                                        ----------------------------------------
                                                          (Date)


                                                  /s/ James A. McMahan
                                        ----------------------------------------
                                                    James A. McMahan